MATACHEWAN FIRST NATION SIGNS MEMORANDUM OF UNDERSTANDING
WITH NORTHGATE MINERALS CORPORATION

MATACHEWAN, ON – March 26, 2008: Northgate Minerals Corporation (TSX: NGX, AMEX: NXG) and the Matachewan First Nation are pleased to announce that they have signed a Memorandum of Understanding ("MOU"), establishing a commitment by both parties to the development of Northgate’s Young-Davidson project in Matachewan, Ontario. The MOU also provides the foundation for a cooperative and mutually beneficial relationship between the Matachewan First Nation and Northgate and outlines the basic framework for the negotiation of a long-term Impact and Benefit Agreement. The agreement will provide terms on employment, training, business opportunities and other benefits for the Matachewan First Nation.

Ken Stowe, President and CEO, commented, "Our major focus since acquiring Young-Davidson has been to build a cooperative relationship with the Matachewan First Nation. Signing the Memorandum of Understanding with our First Nation partners is an important step towards this relationship as we move forward with the development and operation of the mine."

Chief Elenore Hendrix of the Matachewan First Nation, commented, "The Matachewan First Nation is extremely pleased with the progress of our relationship with Northgate. The signing of this historic Memorandum of Understanding brings the promise of hope and prosperity long awaited by our community and its membership. I would like to express our sincere gratitude to the negotiating team including those individuals from Northgate who I believe have had the foresight and integrity to understand the issues of the Matachewan First Nation and to include those in this agreement. We look forward to finalizing an Impact and Benefit Agreement with Northgate, an agreement that we believe will build upon an already sound relationship between our community and the company."

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NORTHGATE MINERALS CORPORATION is a mid-tier gold and copper producer with mining operations, development projects and exploration properties in Canada and Australia. The company is forecasting over 400,000 ounces of unhedged gold production in 2008 and is targeting growth through further acquisitions in stable mining jurisdictions around the world. Northgate is listed on the Toronto Stock Exchange under the symbol NGX and on the American Stock Exchange under the symbol NXG.

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FORWARD-LOOKING STATEMENTS:

This news release contains certain "forward-looking statements" and "forward-looking information" as defined under applicable Canadian and U.S. securities laws. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may," "will," "expect," "intend," "estimate," "anticipate," "believe," or "continue" or the negative thereof or variations thereon or similar terminology. Forward-looking statements are necessarily based on a number of estimates and assumptions that are inherently subject to significant business, economic and competitive uncertainties and contingencies. Certain of the statements made herein by Northgate Minerals Corporation ("Northgate") including those related to future financial and operating performance and those related to Northgate’s future exploration and development activities, are forward-looking and subject to important risk factors and uncertainties, many of which are beyond the Corporation’s ability to control or predict. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, among others: gold price volatility; fluctuations in foreign exchange rates and interest rates; impact of any hedging activities; discrepancies between actual and estimated production, between actual and estimated reserves and resources and between actual and estimated metallurgical recoveries; costs of production, capital expenditures, costs and timing of construction and the development of new deposits; and, success of exploration activities and permitting time lines. In addition, the factors described or referred to in the section entitled "Risk Factors" of Northgate’s Annual Information Form (AIF) for the year ended December 31, 2006 or under the heading "Risks and Uncertainties" of Northgate’s 2006 Annual Report, both of which are available on SEDAR at www.sedar.com, should be reviewed in conjunction with this document. Accordingly, readers should not place undue reliance on forward-looking statements. The Corporation does not undertake any obligation to update publicly or release any revisions to forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events, except in each case as required by law.

For further information, please contact:

Ms. Keren R. Yun
Investor Relations
Tel: 416-216-2781 Email: ngx@northgateminerals.com Website: www.northgateminerals.com